FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2005

Commission File Number: 333-126534

BAIDU.COM, INC.

12/F, Ideal International Plaza

No. 58 West-North 4th Ring

Beijing 100080, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

BAIDU.COM, INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAIDU.COM, INC.

By:	/s/ Shawn Wang
Name:	Shawn Wang
Title:	Chief Financial Officer

Date: December 14, 2005

Exhibit 99.1

Baidu Announces Early Release of Three Million Shares

from Lock-up Restrictions

Beijing, China, December 14, 2005 – Baidu.com, Inc. (NASDAQ: BIDU), the leading Chinese language Internet search provider, announced today that Goldman Sachs (Asia) L.L.C. and Credit Suisse First Boston LLC, co-lead underwriters for Baidu’s IPO in August 2005, have decided to release a total of up to three million outstanding ordinary shares from lock-up restrictions, effective from December 19, 2005. This early partial release will allow each shareholder who is subject to lock-up restrictions to sell, transfer or otherwise dispose of part of its shares on a pro rata basis as determined based on the number of shares held by such shareholder and the total number of shares held by all the shareholders subject to lock-up restrictions as of December 2, 2005. With respect to the shareholders who are currently subject to the standard 180-day lock-up restrictions, all of their remaining shares will be released upon expiration of the 180-day lock-up period. In addition, the co-lead underwriters have agreed to release from the lock-up restrictions 25% of the shares held by each shareholder who is currently subject to the extended lock-up restrictions beyond the standard 180-day period, beginning on the 180th day after August 4, 2005, and to release all the remaining shares held by such shareholder beginning on the 360th day after August 4, 2005. The underwriters’ original lock-up restrictions on Baidu’s ordinary shares are detailed in Baidu’s IPO prospectus, available at http://ir.baidu.com.

As of September 30, 2005, approximately 32.9 million ordinary shares of Baidu were issued and outstanding, including approximately 4.6 million shares represented by Baidu’s American Depositary Shares (“ADSs”), each of which represents one Class A ordinary share of Baidu. Baidu’s ADSs commenced trading on the NASDAQ National Market on August 5, 2005

About Baidu

Baidu.com, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs, each of which represents one Class A ordinary share, are currently trading on the NASDAQ National Market under the symbol “BIDU”.